UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEW FRONTIER HEALTH CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6461G 106

(CUSIP Number)

Carl Wu

New Frontier Public Holding Ltd.

23rd Floor, 299 QRC

287-299 Queen’s Road Central

Hong Kong

852-6491-9230

Copy to:

Joel L. Rubinstein

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2019

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS New Frontier Public Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,396,625(1)
	9	SOLE DISPOSITIVE POWER 17,292,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,396,625(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 9,542,500 ordinary shares of New Frontier Health Corporation (the “Issuer”), par value $0.0001 per share (“Ordinary Shares”), held directly by New Frontier Public Holding Ltd. (“NFPH”), (ii) 7,750,000 Ordinary Shares underlying warrants to purchase Ordinary Shares, each of which has an exercise price of $11.50 per share and will become exercisable on January 17, 2020 (“Warrants”), held directly by NFPH, (iii) 17,325,000 Ordinary Shares that are subject to Letter Agreements described in Item 4 below, including 3,925,750 Ordinary Shares underlying Warrants, and (iv) 22,779,125 Ordinary Shares subject to Irrevocable Proxies described in Item 4 below, including 3,000,000 Ordinary Shares underlying Warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by the Reporting Person that is the beneficial owner of any Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on a total of 131,356,980 Ordinary Shares outstanding as of December 18, 2019, as disclosed in the Issuer’s Form 20-F, filed on December 26, 2019, and assumes that all of the 14,675,750 Warrants held by the Reporting Persons (as defined below), or as to which the Reporting Persons may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Vivo Capital IX (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,300,000(1)
	9	SOLE DISPOSITIVE POWER 14,300,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,300,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Does not include Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on a total of 131,356,980 Ordinary Shares outstanding as of December 18, 2019, as disclosed in the Issuer’s Form 20-F, filed on December 26, 2019.

END OF COVER PAGES

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on July 9, 2018 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of New Frontier Health Corporation, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by (i) New Frontier Public Holding Ltd. (“NFPH”) and (ii) Vivo Capital IX (Cayman), LLC (“Vivo LLC” and, together with NFPH, the “Reporting Persons”).

(b) The business address of NFPH is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong. The business address of Vivo LLC is c/o: Vivo Capital LLC, 192 Lytton Ave., Palo Alto, CA 94301.

(c) NFPH is a Cayman Islands exempted company owned and controlled by Messrs. Leung and Wu, formed solely for the purpose of investing in securities of the Issuer. Vivo LLC, a Cayman Islands LLC, is the general partner of Vivo Capital Fund IX (Cayman), L.P. (“Vivo LP”), a Cayman Islands exempted limited partnership and the record holder of 14,300,000 Ordinary Shares. The principal business of Vivo LLC is to provide investment services to the private investment funds it manages. The managing members of Vivo LLC are Frank Kung, Edgar Engleman, Albert Cha, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to any Ordinary Shares as reported herein and each of whom disclaims beneficial ownership of such Ordinary Shares.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NFPH is a Cayman Islands company. Vivo LLC is a Cayman Islands limited liability company and Vivo LP is a Cayman Islands exempted limited partnership.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph at the end of the section as follows:

However, as described in Item 4 below, the Letter Agreement Shares (as defined below) and the Irrevocable Proxy Shares (as defined below) have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. As an inducement for the Reporting Persons to enter into the Transaction Agreement described in Item 4, each of NF SPAC Holding Limited, Nice Class Holdings Limited, Brave Peak Limited, Expert Circle Limited and Sun Hing Associate Investments Limited (collectively, the “Letter Agreement Shareholders”), entered into letter agreements, each dated as of December 17, 2019 (collectively, the “Director Support Letter Agreements”) with Healthy Harmony (as defined below) and NFPH with respect to the Letter Agreement Shares. In addition, also as an inducement for the Reporting Persons to enter into the Transaction Agreement described in Item 4, each of Landport Ventures Limited, Cheung and Sons Holdings Limited, Cyberatlas Fund L.P., Pride Zone Development Limited, Junson Development International Limited, Junson Stable Growth Master Fund Limited, Rainbow Glory Global Limited, Advance Data Services Limited, Carnival Investments Limited, Extra-Fund Investment Limited, Max Rising International Limited, Mr. Michael Tong Hing Yuen, Hansom Group Limited, Newleaf Pacific Limited, Ozone Hope Limited, Finearth Properties Limited, LY Holding Co., Limited, Ample Cove Limited, New Ever Investment Limited, BosValen Master Fund, Yunqi China Special Investment A, Yunqi Path Capital Master Fund, Domenick Limited, Arrow Asia Investment Limited, MHJ Company Limited, YFS International Company Limited, The MM & BB Limited, Golden Majestic Investments Limited, Davington Company Limited, Times Capital Asset Holdings Limited, Dragon Mark Group Limited, Crystal Sunrise Investment Group Ltd., Ultimate Sources Ltd. and Kaitai Pan (collectively, the “Irrevocable Proxy Shareholders”), entered into irrevocable proxies, each dated December 17, 2019, with respect to the Irrevocable Proxy Shares.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph after the paragraph entitled “Units Purchased in Initial Public Offering” in Item 4:

Business Combination Agreements

As an inducement for the Reporting Persons to enter into the Transaction Agreement (as defined below), the Letter Agreement Shareholders and the Irrevocable Proxy Shareholders entered into the Director Support Letter Agreements and the Irrevocable Proxies, respectively.

Transaction Agreement

On July 30, 2019, the Issuer entered into a transaction agreement (the “Transaction Agreement”) with NF Unicorn Acquisition L.P., a Cayman Islands exempted limited partnership and wholly-owned indirect subsidiary of the Issuer (“NFC Buyer Sub” and, together with the Issuer, the “Buyer Parties”), Healthy Harmony Holdings, L.P., a Cayman Islands exempted limited partnership (“Healthy Harmony”), Healthy Harmony GP, Inc., a Cayman Islands exempted company and the sole general partner of Healthy Harmony (“HH GP” and, together with Healthy Harmony, “UFH”) and the sellers named therein (the “Sellers”), pursuant to which the Issuer indirectly acquired all of the issued and outstanding equity interests of HH GP and Healthy Harmony from the Sellers (the transactions contemplated by the Transaction Agreement, the “Business Combination”). On December 18, 2019, the Issuer consummated the Business Combination.

Director Support Letter Agreements

On December 17, 2019, NFPH entered into the Director Support Letter Agreements, pursuant to which the Letter Agreement Shareholders agreed to, at any shareholder meeting of the Issuer, (a) vote all of the NFH ordinary shares directly or indirectly owned or controlled by such shareholder or its affiliates or over which such shareholder or any of its affiliates has voting power, through voting proxies given by any other shareholder of the Issuer or otherwise, to elect each and every nominee nominated by NFPH to serve as a director of NFPH, and (b) not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take any similar action. As of the date of the filing of Amendment No. 1, the Letter Agreement Shareholders beneficially owned approximately 17,325,000 Ordinary Shares, which represent 13.2% of the Issuer’s total issued and outstanding shares as of December 26, 2019.

The Director Support Letter Agreements will terminate upon the earlier of (a) the mutual consent of NFPH and the relevant shareholder, (b) the date on which the relevant shareholder and its affiliates cease to hold any NFH ordinary shares and (c) the date on which Mr. Antony Leung ceases to serve as the chairman of New Frontier Group Limited and Mr. Carl Wu ceases to serve as the chief executive officer of New Frontier Group Limited.

Vivo Director Nomination Agreement

On July 30, 2019, the Issuer entered into a letter agreement with Vivo LP (the “Vivo Letter Agreement”), pursuant to which Vivo LP will be entitled to nominate (i) two nominees (including at least one nominee for independent director) to the Issuer’s board of directors for so long as it beneficially owns at least 6.66% of the total number of Ordinary Shares then issued and outstanding or (ii) one nominee to serve as an independent director on the Issuer’s board of directors for so long as it beneficially owns at least 3.33%, but less than 6.66% of the total number of Ordinary Shares then issued and outstanding. Vivo LP shall also have the right to appoint one non-voting observer to NFH’s board of directors.

Pursuant to the Vivo Director Nomination Agreement, for so long as Vivo LP beneficially owns at least 3.33% of the total number of Ordinary Shares then issued and outstanding, NFPH shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Vivo LP as a director to the Issuer’s board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as NFPH beneficially own at least 3.33% of the total number of Ordinary Shares then issued and outstanding, Vivo LP shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power, to elect each and every director nominee of NFPH as a director to the Issuer’s board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertaking shall terminate upon delivery of a written notice from Vivo LP to the Issuer at any time after the second anniversary of the closing of the Business Combination.

The Vivo Director Nomination Agreement will terminate upon Vivo LP ceasing to beneficially own at least 3.33% of the total number of Ordinary Shares then issued and outstanding.

Excluding Ordinary Shares that Vivo LP may be deemed to beneficially own by virtue of the Vivo Director Nomination Agreement, Vivo LP holds 14,300,000 Ordinary Shares, which constitutes approximately 10.9% of the Ordinary Shares issued and outstanding as of the date of the filing of this Amendment No. 1.

Fosun Director Nomination Agreement

On December 18, 2019, the Issuer entered into a director nomination agreement with Fosun (the “Fosun Director Nomination Agreement”), pursuant to which Fosun will be entitled to nominate (i) three nominees (including one nominee for independent director) to the Issuer’s board of directors for so long as it beneficially owns at least 22.5% of the total number of Ordinary Shares then issued and outstanding, (ii) two nominees to the Issuer’s board of directors for so long as it beneficially owns at least 10.8%, but less than 22.5% of the total number of Ordinary Shares then issued and outstanding, or (iii) one nominee to the Issuer’s board of directors for so long as it beneficially owns at least 3.33%, but less than 10.8% of the total number of Ordinary Shares then issued and outstanding; provided that, in each case of (i) to (iii), if Qiyu Chen is nominated by Fosun to the Issuer’s board of directors, then Mr. Chen shall serve as a co-chairman of the Issuer’s board of directors. Fosun shall also have the right to appoint one non-voting observer to the Issuer’s board of directors.

Pursuant to the Fosun Director Nomination Agreement, for so long as Fosun beneficially owns at least 3.33% of the total number of Ordinary Shares then issued and outstanding, NFPH shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Fosun as a director to the Issuer’s board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as NFPH beneficially owns at least 3.33% of the total number of Ordinary Shares then issued and outstanding, Fosun shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power, to elect each and every nominee of NFPH as a director to the Issuer’s board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertaking shall terminate upon delivery of a written notice from Fosun to the Issuer at any time after the second anniversary of the closing of the Business Combination.

The Fosun Director Nomination Agreement will terminate upon the earlier to occur of (i) Fosun ceasing to beneficially own at least 3.33% of the total number of Ordinary Shares then issued and outstanding and (ii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. ceasing to beneficially own a majority of the issued and outstanding securities in Fosun.

Excluding Ordinary Shares that Fosun may be deemed to beneficially own by virtue of the Fosun Director Nomination Agreement, Fosun holds 9,400,000 Ordinary Shares, which constitutes approximately 7.2% of the Ordinary Shares issued and outstanding as of the date of the filing of this Amendment No. 1.

Irrevocable Proxies

On December 17, 2019, NFPH entered into Irrevocable Proxies with the Irrevocable Proxy Shareholders, pursuant to which each Irrevocable Proxy Shareholder granted an irrevocable proxy to NFPH to exercise all voting rights attaching to any Ordinary Shares held by such shareholders at all shareholder meetings of the Issuer.

Pursuant to the Irrevocable Proxies, the Irrevocable Proxy Shareholders have the right to transfer the Ordinary Shares held by them, and such transferred Ordinary Shares will continue to be subject to the Irrevocable Proxies only if the transferee is an affiliate of the transferring shareholder. The Irrevocable Proxies became effective upon the closing of the Business Combination and will terminate upon NFPH ceasing to hold any shares in the Issuer.

As of the date of the filing of Amendment No. 1, the Irrevocable Proxy Shareholders beneficially owned approximately 22,779,125 Ordinary Shares, which represents 17.3% of the Issuer’s total issued and outstanding shares as of December 26, 2019.

The foregoing descriptions of the Transaction Agreement, the Director Support Letter Agreements, the Vivo Director Nomination Agreement, the Fosun Director Nomination Agreement and the Irrevocable Proxies are qualified in their entirety by reference to the full text of such agreements. The Transaction Agreement, a form of Director Support Letter Agreement, the Vivo Director Nomination Agreement, the Fosun Director Nomination Agreement and a form of Irrevocable Proxy are filed as Exhibits 6, 7, 8, 9 and 10, respectively, hereto, and are incorporated herein by reference.

The Transaction Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Reporting Persons, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Transaction Agreement were made only for purposes of the Transaction Agreement and as of specific dates, were solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Reporting Persons’ public disclosures.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Ordinary Shares and/or Warrants, selling some or all of its Ordinary Shares and/or Warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

Group Interest

As a result of the execution of the Fosun Director Nomination Agreement, Vivo Director Nomination Agreement, Irrevocable Proxies, and Director Support Letter Agreements, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act comprising NFPH, Vivo LP and Fosun with respect to the election of directors of the Issuer as described in Item 4 of this Amendment No. 1. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the “group” and each Reporting Person may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the group. As such, the group and each Reporting Person may be deemed to beneficially own in the aggregate 81,096,625 Ordinary Shares, which represents approximately 55.5% of the total outstanding Ordinary Shares.

(c) Except for the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
6	Transaction Agreement, dated as of July 30, 2019, by and among the Issuer, NFC Buyer Sub, Healthy Harmony, HH GP and the Sellers (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 30, 2019 (File No. 001-38562)).
7	Form of Director Support Letter Agreement (incorporated by reference to Annex T to the Definitive Proxy Statement on Schedule 14A, filed by the Issuer on November 27, 2019).
8	Vivo Director Nomination Agreement, dated as of December 17, 2019, by and among the Issuer, NFPH and Vivo LP (incorporated by reference to Exhibit 4.12 to the Report on Form 20-F, filed by the Issuer on December 26, 2019).
9	Fosun Director Nomination Agreement, dated as of December 18, 2019, by and among the Issuer, NFPH and Fosun (incorporated by reference to Exhibit 4.11 to the Report on Form 20-F, filed by the Issuer on December 26, 2019).
10	Form of Irrevocable Proxy (incorporated by reference to Annex R to the Definitive Proxy Statement on Schedule 14A filed by the Issuer on November 27, 2019).
11	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

NEW FRONTIER PUBLIC HOLDING LTD.

/s/ Carl Wu
Name:	Carl Wu
Title:	Director

VIVO CAPITAL IX (CAYMAN), LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member